

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Randall McKoy
Chief Executive Officer
Regenicin, Inc.
10 High Court
Little Falls, NJ 07424

Re: Regenicin, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed January 13, 2016
File No. 333-146834

Dear Mr. McKoy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2015</u>

<u>Item 9A. Controls and Procedures, page 15</u>
<u>Management's Report on Internal Control over Financial Reporting, page 15</u>

1.   Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

<u>Exhibit 32.1 – Certification</u>

2.   We note that your certification states that the Form 10-K for the year ended September 30, 2015 fully complies with the requirements of Section 13(a) of the Securities

Exchange Act of 1934. It appears that you have a Section 15(d) reporting obligation. As such, please revise your certification in future filings to refer to Section 13(a) as well as Section 15(d) of the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Jeff Gordon at (202) 551-3866 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction